SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING NTT COM’S VISUAL DISTRIBUTION SERVICES MOU

On November 9, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning a memorandum of understanding signed by NTT Communications for visual distribution services.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Koji Ito
Name: Koji Ito
Title: General Manager
Finance and Accounting Department

Date: November 9, 2007

November 9, 2007

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice: NTT Com signs MOU for Visual Distribution Services

NTT Communications Corporation (NTT Com), a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, signed a memorandum of understanding (MOU) with Itochu Corporation, On Demand TV, Inc., Sky Perfect Communications Inc. and Plala Networks Inc., in order to integrate its visual distribution services. For more details, please see the attached press release by NTT Com.

For further inquiries please contact:

(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office, Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax : +81-3-5205-5589

November 9, 2007

NTT Com Signs MOU for Visual Distribution Services

TOKYO, JAPAN – NTT Communications (NTT Com) announced today that it has signed a memorandum of understanding (MOU), with ITOCHU Corporation, On Demand TV, Inc., SKY Perfect Communications Inc. and Plala Networks Inc., with the intention of collaborating in the fields of high-definition broadcasting, high-quality video distribution and related services.

Specifically, the envisioned services cover three basic areas:

1.	High-definition, high-quality, multi-channel broadcasting, packaged in services offering unlimited-viewing of video on demand (VOD) and discounts for multiple contracts in one household: Upon receiving approval from broadcasting companies to retransmit digital terrestrial television (DTT) content over IP networks, the group expects to launch retransmission services in the Tokyo and Osaka markets and expand to other regional markets gradually, in conjunction with the NTT Group’s deployment of next-generation network (NGN) services.

2.	Video distribution services that have been provided by NTT Com’s OCN Theater service and On Demand TV will be shifted to Plala Networks, slated to start next March in conjunction with the launch of NGN services. Users of the current services will be advised to shift to the new service.

3.	Opportunities to collaborate with Sky Perfect Communications in high-definition broadcasting services will be explored. I-Cast, Inc. and On-line TV Co., Ltd. are considering to consolidate their multi-channel broadcasting services.

# # #

About NTT Com

NTT Communications Corporation (NTT Com) provides information and communications technology (ICT) solutions worldwide with dedicated professionals stationed in 21 countries. Renowned as an IPv6 technology pioneer and managed service expert, NTT Com offers diverse high-quality IP, Web-based, and managed network solutions combining network management, security, ubiquitous, Web portals/engines, and global services. Its world-class Tier 1 Internet backbone and secure closed networks with over 98,000 MPLS ports, combined with the networks of partner companies around the world, connect more than 200 countries. The company earned non-consolidated revenues exceeding one trillion yen (about US$1.2 billion) in fiscal 2006 ended March 31, 2007. NTT Com started as a long-distance phone company in 1999 after the reorganization of the NTT Group, and is the wholly-owned subsidiary of NTT, one of the world’s largest telecommunications companies. NTT is listed in Japan, London and New York stock exchanges. Please visit www.ntt.com.

For More Information
(Mr.) Satoshi Koabayshi or (Mr.) Tadahiro Akahodani
Net Business Division
NTT Communications
Tel. +81 3 6700 6490